UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.   )(1)

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

December 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Distressed Opportunity Drawdown Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,509,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,509,390
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 760,661
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 760,661
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,080,728
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,080,728
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,080,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Distressed Senior Secured Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,566
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,566
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,566
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,080,728
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,080,728
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,080,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,270,051
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,270,051
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,270,051
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Senior Secured Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,566
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,566
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,566
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,684,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,684,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,684,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,684,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,684,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,684,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00165C104

1	NAME OF REPORTING PERSON Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,684,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,684,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,684,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

ITEM 1(a):                                Name of Issuer:

AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”).

ITEM 1(b):                                Address of Issuer’s Principal Executive Offices:

One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

ITEM 2(a):                                Name of Person Filing:

This statement is filed by Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II LP”), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (“Drawdown II SC LP”), Mudrick Distressed Opportunity Fund Global, L.P. (“Global LP”), Mudrick Distressed Senior Secured Fund Global, L.P. (“Senior Secured LP”), Mudrick GP, LLC (“Mudrick GP”), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”), Mudrick Senior Secured Fund GP, LLC (“Senior Secured GP”), Mudrick Capital Management, L.P. (“MCM”), Mudrick Capital Management, LLC (“MCM GP”), and Jason Mudrick. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the Shares (as defined below) owned directly by Global LP. Drawdown II GP is the general partner of Drawdown II LP and Drawdown II SC LP and may be deemed to beneficially own the Shares owned directly by Drawdown II LP and Drawdown II SC LP. Senior Secured GP is the general partner of Senior Secured LP and may be deemed to beneficially own the Shares owned directly by Senior Secured LP. MCM is the investment manager to Drawdown II LP, Drawdown II SC LP, Global LP, Senior Secured LP and certain managed accounts. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, Senior Secured GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the Shares owned directly by Drawdown II LP, Drawdown II SC LP, Global LP, Senior Secured LP and certain managed accounts.

ITEM 2(b):                                Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

ITEM 2(c):                                 Citizenship:

Each of Drawdown II LP, Drawdown II SC LP, Mudrick GP, Drawdown II GP, Senior Secured GP, MCM and MCM GP is organized under the laws of the State of Delaware. Global LP and Senior Secured LP are organized under the laws of the Cayman Islands. Mr. Mudrick is a citizen of the United States of America.

ITEM 2(d):                                Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Shares”).

ITEM 2(e):                                 CUSIP Number:

00165C104

ITEM 3:                                               If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

☒                                  Not applicable.

(a)                                 ☐                                    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)                                 ☐                                    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)                                  ☐                                    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)                                 ☐                                    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)                                  ☐                                    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)                                   ☐                                    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)                                  ☐                                    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)                                 ☐                                    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                                     ☐                                    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                                    ☐                                    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:                                               Ownership:

Explanatory Note:  On December 10, 2020, the Issuer entered into a commitment letter (the “Commitment Letter”) with MCM, pursuant to which MCM committed to purchase $100 million in aggregate principal amount of the Issuer’s new 15%/17% Cash/PIK Toggle First Lien Secured Notes due 2026 upon the terms and subject to the conditions set forth in the Commitment Letter.  Pursuant to the Commitment Letter and in consideration of the commitment by MCM contained therein, on December 14, 2020, the Issuer (i) paid a commitment fee to MCM comprised of an aggregate of 8,241,758 Shares issued to Drawdown II LP, Drawdown II SC LP, Global LP, Senior Secured LP and certain managed accounts of MCM, and (ii) exchanged $100 million in aggregate principal amount of the Issuer’s 10%/12% Cash/PIK Toggle Second Lien Subordinated Secured Notes due 2026 currently held by MCM for an aggregate of 13,736,264 Shares issued to Drawdown II LP, Drawdown II SC LP, Global LP and certain managed accounts of MCM.

ITEM 4(a):                                Amount Beneficially Owned:

See Cover Page Item 9 for each Reporting Person. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person except to the extent of his or its pecuniary interest therein.

ITEM 4(b):                                Percent of Class:

See Cover Page Item 11 for each Reporting Person. The percentages of Shares reported owned by each person named herein is based upon 130,876,395 Shares outstanding, which is the total number of Shares outstanding as of December 11, 2020 (including the aggregate of 21,978,022 Shares issued to the Reporting Persons) as reported in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on December 11, 2020.

ITEM 4(c):                                 Number of Shares of Which Such Person Has:

(i)                                     Sole power to vote or direct the vote:

See Cover Pages Items 5-9.

(ii)                                  Shared power to vote or direct the vote:

See Cover Pages Items 5-9.

(iii)                               Sole power to dispose or direct the disposition of:

See Cover Pages Items 5-9.

(iv)                              Shared power to dispose or direct the disposition of:

See Cover Pages Items 5-9.

ITEM 5:                                               Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:                                               Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:                                               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8:                                               Identification and Classification of Members of the Group:

See Exhibit 99.1.

ITEM 9:                                               Notice of Dissolution of a Group:

Not applicable.

ITEM 10:                                        Certifications:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2020

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II SC, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED SENIOR SECURED FUND GLOBAL, L.P.

By:	Mudrick Senior Secured Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK SENIOR SECURED FUND GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK